UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-41937

Psyence Biomedical Ltd.

(Translation of registrant’s name into English)

121 Richmond Street West

Penthouse Suite 1300

Toronto, Ontario M5H 2K1

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Modification and Termination of Material Agreements

As previously disclosed, Psyence Group Inc. (“PGI”) and Filament Health Corp. (“Filament”) are parties to (i) that certain License Agreement, dated as of April 18, 2022 (the “License Agreement”), relating to the supply and licensing of PEX010 by Filament to the Company in connection with the Company’s Phase II clinical trials evaluating nature-derived psilocybin as a potential treatment for Adjustment Disorder within the context of palliative care, and (ii) that certain binding Term Sheet for the Commercial Licensing of Intellectual Property, dated as of December 14, 2022 (the “Commercial Term Sheet”), relating to the commercial licensing of PEX010. The Commercial Term Sheet remained subject to the terms of a definitive agreement.

On July 22, 2024, Psyence Biomedical Ltd. (the “Company”), PGI and Filament entered into the First Addendum to the License Agreement and Commercial Term Sheet (the “Addendum”), pursuant to which, among other things, (1) PGI assigned to the Company all right, title and interest in and to the License Agreement and the license contemplated therein, (2) Filament agreed to provide a sufficient supply of products to the Company in order to facilitate the substitution of an alternative drug candidate for use in the Company’s Phase III trials and for commercialization purposes following the conclusion of the Phase IIb study, and (3) the parties agreed to mutually terminate the Commercial Term Sheet. Filament has agreed to continue to support the supply of PEX010 for the Company’s upcoming Phase IIb trial. The Company is evaluating two alternative suppliers of drug product for its pivotal Phase III studies as well as for future studies in other indications. The Company is in the final stages of negotiating supply agreements, as well as licensing agreements for the use of third-party intellectual property, with two licensed suppliers operating in the United Kingdom and North America. The Company intends to provide further updates on such agreements as they are executed. However, there can be no guarantees that such agreements will be finalized.

The foregoing descriptions of the License Agreement, the Commercial Term Sheet, and the Addendum do not purport to be complete and are subject to, and qualified in their entirety by reference to, the full texts of the License Agreement, the Commercial Term Sheet, and the Addendum, each of which are attached hereto as Exhibits 99.1, 99.2, and 99.3, respectively and incorporated herein by reference.

On July 24, 2024, the Company issued a press release announcing the terms of the Addendum and the export of PEX010 to Australia from Filament for use in the Company’s upcoming Phase IIb clinical trial. A copy of the press release is furnished hereto as Exhibit 99.4.

EXHIBIT INDEX

Exhibit No.	Description
99.1 #	License Agreement, dated as of April 18, 2022, by and between Psyence Group Inc. and Filament Health Corp. (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
99.2 #	Term Sheet for the Commercial Licensing of Intellectual Property, dated as of December 14, 2022, by and between Psyence Group Inc. and Filament Health Corp. (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form F-4 (File No. 333-273553) filed with the SEC on November 13, 2023).
99.3	First Addendum to the License Agreement and Commercial Term Sheet, dated as of July 22, 2024, by and among the Company, Psyence Group Inc. and Filament Health Corp.
99.4	Press Release, dated July 24, 2024.

#       Portions of this exhibit have been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 24, 2024

Psyence Biomedical Ltd.

By:	/s/ Dr. Neil Maresky
Name:	Dr. Neil Maresky
Title:	Chief Executive Officer and Director